SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 8, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, September 8, 2026 – IRSA Inversiones y Representaciones S.A. (NYSE: IRS; BYMA: IRSA), reports that on the date hereof, the Company entered into a Preliminary Merger Agreement (the “Agreement”) with Tienda Los Gallegos S.A. (“Tienda Los Gallegos”) and Los Gallegos Martinez Navarro y Cia S.A. (“Los Gallegos”), both wholly owned subsidiaries of the Company.

Subject to obtaining the corresponding corporate approvals and complying with applicable legal and regulatory requirements, IRSA will absorb Tienda Los Gallegos and Los Gallegos, consolidating the businesses of the companies under a single legal structure in order to optimize their development and generate synergies for future projects, with the aim of strategically enhancing the business by conducting their activities on an integrated basis and reorganizing and resizing their operations.

The merger by absorption will also allow IRSA to combine the real estate and shopping mall operations of the entities involved, centralizing their management under a single corporate structure and generating operational and economic efficiencies.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
September 8, 2026		Responsible for the Relationship with the Markets

&#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;amp;#xD;&amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;amp;#xD;&amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;amp;#xD;&amp;#xD;&#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &amp;#xD;&#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD;&#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD;&#xD; &#xD;&#xD;&#xD; &#xD;&#xD; &#xD; &#xD; &#xD; &#xD;&#xD; &#xD; &#xD;